An Overview of the CIENA Stock Option Exchange Program April 2002

Stock Option Exchange Program Eligibility How the Program Works Your Options, Your Choice Vesting & Acceleration Fast Facts Timeline Hypothetical Grant Scenarios Laying the Foundation for Future Success

Eligibility to Participate All employees are eligible to participate except: Non US based employees who are not on payroll of CIENA Corporation or CIENA Communications Inc. Current and former Section 16 officers of CIENA Members of the Board of Directors Employees with option shares with exercise price less than or equal to $12.00

How the Program Works Employees select underwater grants with exercise price greater than $12.00 that they wish to exchange Selected grants are cancelled on a specified date and reissued at a new exercise price at least six months and one day later One new option share is issued for every two shares cancelled if option granted on or prior to 10/16/01 New options may have a different vesting schedule Ten year term Six month waiting period before options tendered (submitted) and re-granted may be exercised

Your Options, Your Choice You decide whether or not to participate If you voluntarily participate, you decide which options to exchange Weigh the opportunity against your expectations

Vesting & Acceleration If you participate in Stock Exchange Program For options granted on or before 10/16/01 For every two option shares cancelled, you will receive one option share at the market exercise price at the time of reissue Options vest monthly in equal installments over three years with no 12 month acceleration upon change of control For options granted after 10/16/01 For every option share cancelled, you will receive one option share at the market exercise price at the time of reissue Options continue to vest normally over four years with 25% vesting the first year and monthly thereafter Retain 12 month acceleration upon change of control

Fast Facts about the Program April 17, 2002 Tender Offer Opens to Employees May 17, 2002 (5 p.m. EST) deadline to elect to participate Selected options cancelled on or about May 17, 2002 and reissued on or about November 18, 2002 Must remain active employee of CIENA from election deadline through reissue date to receive grant at new exercise price If you wish to participate in the program, you must tender back all options granted after 10/16/01 (six month look- back from commencement of offer)

Fast Facts about the Program All options (including ISO's) will be exchanged for non-qualified stock options Six month waiting period after re-grant before options may be exercised Because granting options to participants during the program would result in adverse accounting consequences for the Company, the Company has decided to suspend the May and October Semi-Annual Grants during this program After the program is complete, the Board of Directors will evaluate whether any additional grant is appropriate

Timeline April 17, 2002 through May 17, 2002 Review Program information Elect to participate Withdraw election during this timeframe May 17, 2002 (5 p.m. EST) All options submitted (tendered) will be cancelled On or about November 18, 2002 Replacement grant date New exercise price established Vesting begins

Hypothetical Grant Scenario 1 John Smith holds the following options:

Hypothetical Grant Scenario 2 Jane Doe holds the following options:

Hypothetical Grant Scenario 3 Fred Miller holds the following shares and participates in the exchange:

Hypothetical Grant Scenario 4 Fred Miller holds the following shares and does not participate in the exchange:

Laying the Foundation for Future Success Employees are our most important asset, and this program is designed to keep your focus on CIENA's future Through stock option programs, you become a shareholder in CIENA When you make things happen, you share in the benefits CIENA's goal is to emerge from the current economic downturn as the premier provider of next-generation telecommunications equipment When that happens, we all win!

Reminders Elect to participate by May 17, 2002 Review the Offer to Exchange and other Documents Carefully CIENA cannot guarantee that the exercise price upon reissue will be less than the exercise price of the cancelled options Consult your personal financial planner for more information on how participation in this program may impact your personal financial situation

Reminders Be aware of potential risks No guarantee on what stock price will be in 6 months and one day You can't change your mind after 5:00 p.m. EST on Friday, 5/17/02 All options, including ISO's, will be exchanged for non-qualified options If you are not an employee on date tendered options re-granted, you forfeit options you turned in

For More information Visit the link on My CIENA (CIENA intranet) Contact the Stock Option Department: Call (410) 981-7377 Email question to Options@ciena.com